Exhibit 8.1

List of Significant Subsidiaries and Variable Interest Entity of Wetour Robotics Limited

Significant Subsidiaries	Place of Incorporation
Wetour Travel Tech LLC	Delaware
NextFood Technologies Inc.	Delaware
Vantrapower LLC	Texas
Youbus International Limited	British Virgin Islands
Webus Hong Kong Limited	Hong Kong
Zhejiang Xinjieni Technology Co., Ltd.	People’s Republic of China
Hangzhou Shunxing Technology Co., Ltd.	People’s Republic of China
Hangzhou Webus Travel Agency Co., Ltd.	People’s Republic of China

Variable Interest Entity and Its Subsidiaries	Place of Incorporation
Zhejiang Youba Technology Co., Ltd. (50%)	People’s Republic of China